Exhibit 99.1

Aurora Cannabis Furthers Global Medical Cannabis Growth with Accretive Acquisition of Internode Pharma Limited and HAP Pharma Limited, Expanding Distribution Access to the UK Medical Cannabis Market

EDMONTON, AB, Aug. 19, 2026 /CNW/ - Aurora Cannabis Inc. (the "Company" or "Aurora") (NASDAQ: ACB) (TSX: ACB), the Canadian-based leading global medical cannabis company, is pleased to announce that it has acquired Internode Pharma Limited, a licensed importer and wholesaler, and HAP Pharma Limited, a licensed pharmacy (the "Companies").

Quote from Aurora CEO, Miguel Martin

"The acquisition of Internode Pharma Limited and HAP Pharma Limited mark a further strategic milestone for Aurora as we continue to purposefully invest in expanding our leadership in the rapidly growing international medical cannabis market. We believe that this transaction will allow us to fully leverage our operational, commercial and regulatory expertise to expand our market share, while also supporting a consistent and reliable supply of high-quality medical cannabis products to UK patients," said Miguel Martin, Executive Chairman and Chief Executive Officer of Aurora.

"Given the growing patient demand, strong acceptance of our products and increasingly prescriptive regulatory standards, the UK represents an exciting opportunity for us, and acquiring these companies provides Aurora with greater agility to more reliably serve UK patients," added Mr. Martin.

Strategic Rationale

•	The UK is one of the largest European medical cannabis markets, representing a population of approximately 70 million people.
•	The Companies operate a licensed import and distribution facility and a virtual pharmacy in Birmingham, United Kingdom, providing Aurora with direct ownership and control of the supply chain from cultivation through to delivery to patients.
•	Aurora intends to leverage its commercial, regulatory and operational expertise to streamline distribution and drive market share gains in the rapidly growing UK medical cannabis market.
•	This transaction is expected to be accretive to adjusted EBITDA contributions in future quarters due to operational efficiencies and reduced reliance on third parties to distribute Aurora's products to patients.
•	Aurora intends to evaluate further investment opportunities to expand distribution capacity in the UK to support increasing patient demand.

Transaction Details

Aurora, through a wholly-owned subsidiary, indirectly purchased 100% of the shares of Internode Pharma Limited and HAP Pharma Limited. As consideration on closing, Aurora paid the selling shareholders GBP 2.1 million in cash, contingent on the satisfaction of certain conditions post-closing.

About Aurora

Aurora is a global leader in medical cannabis, dedicated to improving lives through scientific expertise, proven performance, and a deep commitment to patient care. Aurora serves both medical and consumer markets across Canada, Europe, Australia, and New Zealand, with a strategic focus on high-margin opportunities and a medical-first approach. Aurora's portfolio of trusted, leading brands includes Aurora®, MedReleaf®, Pedanios®, IndiMed™, San Raf®, Tasty's® and Whistler Medical Marijuana Co.®. With world-class GMP-certified manufacturing facilities in Canada and Germany, and a team of industry-leading professionals, Aurora continues to expand its global footprint and deliver consistent, high-quality cannabis products with the purpose of Opening the World to Cannabis™.

Learn more at www.auroramj.com and follow us on X and LinkedIn.

Aurora's common shares trade on the NASDAQ and TSX under the symbol "ACB".

Forward Looking Information

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur. Forward-looking statements made in this news release include, but are not limited to, statements regarding the Company's acquisition of Internode Pharma Limited and HAP Pharma Limited and related benefits to the business, including impacts on Adjusted EBITDA in future quarters, operational efficiencies and reduced reliance on third parties, and expectations for expanded distribution access to the UK medical cannabis market; the Company's ability to supply the UK market; the Company's plans to expand its leadership in the rapidly growing international medical cannabis market; the Company's competitive advantages in commercial, regulatory and operational expertise and its ability to leverage those advantages to drive market share; and statements regarding other growth and investment opportunities.

These forward-looking statements are only predictions. Forward-looking information or statements contained in this news release have been developed based on the Company and its management's good faith assumptions relating to the financial, market, regulatory and other relevant environments that will exist and affect the Company's business and operations in the future. Forward-looking information and statements are not a guarantee of future performance and are based upon a number of estimates and assumptions of management at the date the statements are made including, among other things, assumptions about: development costs remaining consistent with budgets; the ability to manage anticipated and unanticipated costs; access to favorable equity and debt capital markets; the ability to raise sufficient capital to advance the business of the Company; favorable operating and economic conditions; political and regulatory stability; obtaining and maintaining all required licenses and permits; receipt of governmental approvals and permits; sustained labour stability; stability in financial and capital goods markets; favorable production levels and costs from the Company's operations; the pricing of various cannabis products; the level of demand for cannabis products; the availability of third-party service providers and other inputs for the Company's operations; and the Company's ability to conduct operations in a safe, efficient, and effective manner. The Company does not give any assurance that the assumptions on which forward-looking information or statements are based will prove to be correct, or that the Company's business or operations will not be affected in any material manner by these or other factors not foreseen or foreseeable by the Company or management or beyond the Company's control. Such forward-looking statements are estimates reflecting the Company's best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. These risks include, but are not limited to, the ability to retain key personnel, the ability to continue investing in infrastructure to support growth, the ability to obtain financing on acceptable terms, the continued quality of our products, customer experience and retention, the development of third party government and non-government consumer sales channels, management's estimates of consumer demand in Canada and in jurisdictions where the Company exports, expectations of future results and expenses, the availability of additional capital to complete construction projects and facilities improvements, the risk of successful integration of acquired business and operations, management's estimation that SG&A will grow only in proportion to revenue growth, the ability to expand and maintain distribution capabilities, the impact of competition, the general impact of financial market conditions, the yield from cannabis growing operations, product demand, changes in prices of required commodities, competition, and the possibility for changes in laws, rules, and regulations in the industry, epidemics, pandemics or other public health crisis, and other risks as set out under the heading "Risk Factors" in the Company's annual information form dated June 10, 2026 and filed with Canadian securities regulators available on the Company's issuer profile on SEDAR+ at www.sedarplus.com and filed with and available on the SEC's website at www.sec.gov. The Company cautions that the list of risks, uncertainties and other factors described in the AIF is not exhaustive and other factors could also adversely affect its results. Readers are urged to consider the risks, uncertainties and assumptions carefully in evaluating the forward-looking statements and are cautioned not to place undue reliance on such information. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable securities law.

Non-GAAP Measures

This news release contains reference to certain financial performance measures that are not recognized or defined under IFRS (termed "Non-GAAP Measures"). As a result, this data may not be comparable to data presented by other licensed producers of cannabis and cannabis companies. Non-GAAP Measures should be considered together with other data prepared in accordance with IFRS to enable investors to evaluate the Company's operating results, underlying performance and prospects in a manner similar to Aurora's management. Accordingly, these non-GAAP Measures are intended to provide additional information and to assist management and investors in assessing financial performance and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. The information included under the heading "Cautionary Statement Regarding Certain Non-GAAP Performance Measures" in the FY27 Q1 MD&A is incorporated by reference into this news release. The MD&A is available on the Company's issuer profiles on SEDAR+ at www.sedarplus.com and on the U.S. Securities and Exchange Commission's (the "SEC") EDGAR website at www.sec.gov.

View original content to download multimedia:https://www.prnewswire.com/news-releases/aurora-cannabis-furthers-global-medical-cannabis-growth-with-accretive-acquisition-of-internode-pharma-limited-and-hap-pharma-limited-expanding-distribution-access-to-the-uk-medical-cannabis-market-302855564.html

SOURCE Aurora Cannabis Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/August2026/19/c4636.html

%CIK: 0001683541

For further information: For Media: Michelle Lefler, VP, Communications & PR, media@auroramj.com; For Investors: ICR, Inc., Investor Relations, aurora@icrinc.com

CO: Aurora Cannabis Inc.

CNW 13:45e 19-AUG-26